Schedule 13G                        Forms
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                              -------------------

                                 SCHEDULE 13G
                                (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)
                            (AMENDMENT NO.      )/1/
                                           -----


                               PhotoWorks, Inc.
         -------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock $.01 par value
         -------------------------------------------------------------
                        (Title of Class of Securities)

                                   71940B109
         -------------------------------------------------------------
                                 (CUSIP Number)


                                    2/14/00
         -------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-(c)

[ ]  Rule 13d-1(d)

------------------

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                      Forms
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
CUSIP NO. 71940B109                13G                  Page 2 of 19 Pages
-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      The Tahoma Fund, L.L.C.      FEIN 91-1961151
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
-------------------------------------------------------------------------------
                 5.    SOLE VOTING POWER

NUMBER OF              2,052,631 (1)
SHARES           --------------------------------------------------------------
BENEFICIALLY     6.    SHARED VOTING POWER
OWNED BY
EACH                   2,631,577 -- See Item 4
REPORTING        --------------------------------------------------------------
PERSON           7.    SOLE DISPOSITIVE POWER
WITH
                       2,052,631 (1)
                 --------------------------------------------------------------
                 8.    SHARED DISPOSITIVE POWER

                       2,631,577 -- See Item 4
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,052,631/(1)/
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*/(2)/                                                      [X]

-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      11.2%/(1)/
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      00
-------------------------------------------------------------------------------

(1) Represents 410,526 shares of Common stock issuable upon exercise of Warrants, and 1,642,105 shares of Common Stock that may be converted from Series A Preferred Stock. Percentage is based on 16,347,890 shares of Common Stock currently outstanding. See Item 4 for further explanation of ownership.

(2) Excludes 263,158 shares of Common Stock issuable upon exercise of Warrants, and 1,052,631 shares of Common Stock that may be converted from Series A Preferred Stock. These shares are held by certain affiliated entities ("Madrona Group") who entered into an Investor Rights Agreement ("Agreement") with the Reporting Persons named in this Schedule 13G. Pursuant to the Agreement, Madrona Group and the Reporting Persons agreed to vote all of their respective shares in the Issuer for the director nominee designated by each other; therefore, such shares held by Madrona could be deemed to be beneficially owned by the Reporting Persons. The Reporting Persons, however, disclaim beneficial ownership of all such shares.

Schedule 13G                      Forms
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
CUSIP NO. 71940B109                13G                  Page 3 of 19 Pages
-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Orca Bay Partners, L.L.C.      FEIN 91-1935595
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Washington
-------------------------------------------------------------------------------
                 5.    SOLE VOTING POWER

NUMBER OF
SHARES           --------------------------------------------------------------
BENEFICIALLY     6.    SHARED VOTING POWER
OWNED BY
EACH                   2,631,577 -- See Item 4
REPORTING        --------------------------------------------------------------
PERSON           7.    SOLE DISPOSITIVE POWER
WITH

                 --------------------------------------------------------------
                 8.    SHARED DISPOSITIVE POWER

                       2,631,577 -- See Item 4
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,631,577 -- See Item 4
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*/(2)/                                                      [X]

-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      13.9%/(1)/
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      00
-------------------------------------------------------------------------------

(1) Excludes 263,158 shares of Common Stock issuable upon exercise of Warrants, and 1,052,631 shares of Common Stock that may be converted from Series A Preferred Stock. These shares are held by certain affiliated entities ("Madrona Group") who entered into an Investor Rights Agreement ("Agreement") with the Reporting Persons named in this Schedule 13G. Pursuant to the Agreement, Madrona Group and the Reporting Persons agreed to vote all of their respective shares in the Issuer for the director nominee designated by each other; therefore, such shares held by Madrona could be deemed to be beneficially owned by the Reporting Persons. The Reporting Persons, however, disclaim beneficial ownership of all such shares.

Schedule 13G                      Forms
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
CUSIP NO. 71940B109                13G                  Page 4 of 19 Pages
-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      John E. McCaw, Jr.
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
-------------------------------------------------------------------------------
                 5.    SOLE VOTING POWER

NUMBER OF              521,053/(1)/ -- See Item 4
SHARES           --------------------------------------------------------------
BENEFICIALLY     6.    SHARED VOTING POWER
OWNED BY
EACH                   2,631,577 -- See Item 4
REPORTING        --------------------------------------------------------------
PERSON           7.    SOLE DISPOSITIVE POWER
WITH
                       521,053/(1)/ -- See Item 4
                 --------------------------------------------------------------
                 8.    SHARED DISPOSITIVE POWER

                       2,631,577 -- See Item 4
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      521,053/(1)/ -- See Item 4
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*/(2)/                                                      [X]

-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      3.1%/(1)/
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------

(1) Represents 104,211 shares of Common Stock issuable upon exercise of Warrants, and 416,842 shares of Common Sotck that may be converted from Series A Preferred Stock. Percentage is based on 16,347,890 shares of Common Stock currently outstanding. These Shares are held in the name of Orca Bay Capital Corporation ("OBCC"), which is controlled by John E. McCaw, Jr. See Item 4 for further explanation of ownership.

(2) Excludes 263,158 shares of Common Stock issuable upon exercise of Warrants, and 1,052,631 shares of Common Stock that may be converted from Series A Preferred Stock. These shares are held by certain affiliated entities ("Madrona Group") who entered into an Investor Rights Agreement ("Agreement") with the Reporting Persons named in this Schedule 13G. Pursuant to the Agreement, Madrona Group and the Reporting Persons agreed to vote all of their respective shares in the Issuer for the director nominee designated by each other; therefore, such shares held by Madrona could be deemed to be beneficially owned by the Reporting Persons. The Reporting Persons, however, disclaim beneficial ownership of all such shares.

Schedule 13G                      Forms
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
CUSIP NO. 71940B109                13G                  Page 5 of 19 Pages
-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Ross Chapin
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
-------------------------------------------------------------------------------
                 5.    SOLE VOTING POWER

NUMBER OF
SHARES           --------------------------------------------------------------
BENEFICIALLY     6.    SHARED VOTING POWER
OWNED BY
EACH                   2,631,577 -- See Item 4
REPORTING        --------------------------------------------------------------
PERSON           7.    SOLE DISPOSITIVE POWER
WITH

                 --------------------------------------------------------------
                 8.    SHARED DISPOSITIVE POWER

                       2,631,577 -- See Item 4
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,631,577/(1)/ -- See Item 4
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*/(2)/                                                      [X]

-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      13.9%/(1)/
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------

(1) Excludes 263,158 shares of Common Stock issuable upon exercise of Warrants, and 1,052,631 shares of Common Stock that may be converted from Series A Preferred Stock. These shares are held by certain affiliated entities ("Madrona Group") who entered into an Investor Rights Agreement ("Agreement") with the Reporting Persons named in this Schedule 13G. Pursuant to the Agreement, Madrona Group and the Reporting Persons agreed to vote all of their respective shares in the Issuer for the director nominee designated by each other; therefore, such shares held by Madrona could be deemed to be beneficially owned by the Reporting Persons. The Reporting Persons, however, disclaim beneficial ownership of all such shares.

Schedule 13G                      Forms
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
CUSIP NO. 71940B109                13G                  Page 6 of 19 Pages
-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Orca Bay Capital Corporation        FEIN 91-1616824
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Washington
-------------------------------------------------------------------------------
                 5.    SOLE VOTING POWER

NUMBER OF              521,053/(1)/
SHARES           --------------------------------------------------------------
BENEFICIALLY     6.    SHARED VOTING POWER
OWNED BY
EACH                   2,631,577 -- See Item 4
REPORTING        --------------------------------------------------------------
PERSON           7.    SOLE DISPOSITIVE POWER
WITH
                       521,053/(1)/
                 --------------------------------------------------------------
                 8.    SHARED DISPOSITIVE POWER

                       2,631,577 -- See Item 4
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      521,053/(1)/
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*/(2)/                                                      [X]

-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      3.1%/(1)/
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      CO
-------------------------------------------------------------------------------

(1) Represents 104,211 shares of Common Stock issuable upon exercise of Warrants, and 416,842 shares of Common Stock that may be converted from Series A Preferred Stock. Percentage is based on 16,347,890 shares of Common Stock currently outstanding. See Item 4 for further explanation of ownership.

(2) Excludes 263,158 shares of Common Stock issuable upon exercise of Warrants, and 1,052,631 shares of Common Stock that may be converted from Series A Preferred Stock. These shares are held by certain affiliated entities ("Madrona Group") who entered into an Investor Rights Agreement ("Agreement") with the Reporting Persons named in this Schedule 13G. Pursuant to the Agreement, Madrona Group and the Reporting Persons agreed to vote all of their respective shares in the Issuer for the director nominee designated by each other; therefore, such shares held by Madrona could be deemed to be beneficially owned by the Reporting Persons. The Reporting Persons, however, disclaim beneficial ownership of all such shares.

Schedule 13G                      Forms
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
CUSIP NO. 71940B109                13G                  Page 7 of 19 Pages
-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Tim and Alexa Carver, husband and wife
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
-------------------------------------------------------------------------------
                 5.    SOLE VOTING POWER

NUMBER OF              26,315/(1)/
SHARES           --------------------------------------------------------------
BENEFICIALLY     6.    SHARED VOTING POWER
OWNED BY
EACH                   2,631,577 -- See Item 4
REPORTING        --------------------------------------------------------------
PERSON           7.    SOLE DISPOSITIVE POWER
WITH
                       26,315/(1)/
                 --------------------------------------------------------------
                 8.    SHARED DISPOSITIVE POWER

                       2,631,577 -- See Item 4
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,315/(1)/
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*/(2)/                                                      [X]

-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.2%/(1)/
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------

(1) Represents 5,263 shares of Common Stock issuable upon exercise of Warrants, and 21,052 shares of Common Stock that may be converted from Series A Preferred Stock. Percentage is based on 16,347,890 shares of Common Stock currently outstanding. See Item 4 for further explanation of ownership.

(2) Excludes 263,158 shares of Common Stock issuable upon exercise of Warrants, and 1,052,631 shares of Common Stock that may be converted from Series A Preferred Stock. These shares are held by certain affiliated entities ("Madrona Group") who entered into an Investor Rights Agreement ("Agreement") with the Reporting Persons named in this Schedule 13G. Pursuant to the Agreement, Madrona Group and the Reporting Persons agreed to vote all of their respective shares in the Issuer for the director nominee designated by each other; therefore, such shares held by Madrona could be deemed to be beneficially owned by the Reporting Persons. The Reporting Persons, however, disclaim beneficial ownership of all such shares.

Schedule 13G                      Forms
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
CUSIP NO. 71940B109                13G                  Page 8 of 19 Pages
-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Stanley McCammon
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
-------------------------------------------------------------------------------
                 5.    SOLE VOTING POWER

NUMBER OF              26,315/(1)/
SHARES           --------------------------------------------------------------
BENEFICIALLY     6.    SHARED VOTING POWER
OWNED BY
EACH                   2,631,577 -- See Item 4
REPORTING        --------------------------------------------------------------
PERSON           7.    SOLE DISPOSITIVE POWER
WITH
                       26,315/(1)/
                 --------------------------------------------------------------
                 8.    SHARED DISPOSITIVE POWER

                       2,631,577 -- See Item 4
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,315/(1)/
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*/(2)/                                                      [X]

-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.2%/(1)/
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------

(1) Represents 5,263 shares of Common Stock issuable upon exercise of Warrants, and 21,052 shares of Common Stock that may be converted from Series A Preferred Stock. Percentage is based on 16,347,890 shares of Common Stock currently outstanding. See Item 4 for further explanation of ownership.

(2) Excludes 263,158 shares of Common Stock issuable upon exercise of Warrants, and 1,052,631 shares of Common Stock that may be converted from Series A Preferred Stock. These shares are held by certain affiliated entities ("Madrona Group") who entered into an Investor Rights Agreement ("Agreement") with the Reporting Persons named in this Schedule 13G. Pursuant to the Agreement, Madrona Group and the Reporting Persons agreed to vote all of their respective shares in the Issuer for the director nominee designated by each other; therefore, such shares held by Madrona could be deemed to be beneficially owned by the Reporting Persons. The Reporting Persons, however, disclaim beneficial ownership of all such shares.

Schedule 13G                      Forms
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
CUSIP NO. 71940B109                13G                  Page 9 of 19 Pages
-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Aaron Singleton
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
-------------------------------------------------------------------------------
                 5.    SOLE VOTING POWER

NUMBER OF              5,263/(1)/
SHARES           --------------------------------------------------------------
BENEFICIALLY     6.    SHARED VOTING POWER
OWNED BY
EACH                   2,631,577 -- See Item 4
REPORTING        --------------------------------------------------------------
PERSON           7.    SOLE DISPOSITIVE POWER
WITH
                       5,263/(1)/
                 --------------------------------------------------------------
                 8.    SHARED DISPOSITIVE POWER

                       2,631,577 -- See Item 4
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,263/(1)/
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*/(2)/                                                      [X]

-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.0%/(1)/
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------

(1) Represents 1,053 shares of Common Stock issuable upon exercise of Warrants, and 4,210 shares of Common Stock that may be converted from Series A Preferred Stock. Percentage is based on 16,347,890 shares of Common Stock currently outstanding. See Item 4 for further explanation of ownership.

(2) Excludes 263,158 shares of Common Stock issuable upon exercise of Warrants, and 1,052,631 shares of Common Stock that may be converted from Series A Preferred Stock. These shares are held by certain affiliated entities ("Madrona Group") who entered into an Investor Rights Agreement ("Agreement") with the Reporting Persons named in this Schedule 13G. Pursuant to the Agreement, Madrona Group and the Reporting Persons agreed to vote all of their respective shares in the Issuer for the director nominee designated by each other; therefore, such shares held by Madrona could be deemed to be beneficially owned by the Reporting Persons. The Reporting Persons, however, disclaim beneficial ownership of all such shares.

Schedule 13G                      Forms
-------------------------------------------------------------------------------
                                                       Page 10 of 19 Pages

Item 1(a).   Name of Issuer:

             PhotoWorks, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             1260 - 16th Avenue West, Seattle, WA  98119

Item 2(a).   Name of Persons Filing:

             This Schedule 13G relates to the following persons (the "Reporting Persons"):

             Orca Bay Partners, L.L.C. ("Orca Bay")

             John E. McCaw, Jr. ("McCaw")

             The Tahoma Fund, L.L.C., ("Tahoma")

             Orca Bay Capital Corporation, ("OBCC")

             Tim and Alexa Carver, husband and wife ("Carver")

             Stanley McCammon ("McCammon")

             Aaron Singleton ("Singleton")

             Ross Chapin ("Chapin")

             Orca Bay is the Manager of Tahoma. OBCC, Carver, McCammon, McCaw, Chapin and Singleton are all affiliates of Orca Bay.

Item 2(b).   Address of Principal Business Office or, if None, Residence:


             The business address of each of the reporting persons is: Orca Bay Partners, L.L.C.
             P.O. Box 21749, Seattle, WA  98111

Item 2(c).   Citizenship:

             Orca Bay is a limited liability company organized under the laws of the state of Washington.

             Tahoma is a limited liability company organized under the laws of the state of Delaware.

             OBCC is a corporation organized under the laws of the state of Washington.

             Carver, McCammon, Chapin, McCaw and Singleton are all citizens of the United States.

Schedule 13G                      Forms
-------------------------------------------------------------------------------
                                                       Page 11 of 19 Pages

Item 2(d).   Title of Class of Securities:

             This Schedule 13G relates to the Company's Common Stock, $.01 par value per share.

Item 2(e).   CUSIP Number:

             71940B109

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [ ]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-l(b)(l)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [ ]  Group, in accordance with Rule 13d-l(b)(l)(ii)(J).

Item 4.      Ownership.

     This Schedule 13G relates to shares of Series A Preferred Stock, $.01 par value, with a stated value of $1,000 per share ("Series A Preferred Stock") convertible into common stock, $.01 par value ("Common Stock"), of PhotoWorks, Inc. ("Company"). Each share of Series A Preferred Stock is convertible into shares of Common Stock of the Company at an initial conversion price of $210.52631 per share of Common Stock, subject to anti-dilution protection. The total Common Stock covered by this Schedule 13G, when converted, equals 2,105,261 shares.

     In addition, this Schedule 13G relates to 526,316 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $6.00 per share (Warrant Shares"). The total converted shares of Common Stock from the Series A Preferred Stock and the Warrant Shares (2,631,577 shares) together represent 13.9% of the Common Stock, based on 16,347,890 shares outstanding as of the date of this Schedule.

Schedule 13G                      Forms
-------------------------------------------------------------------------------
                                                       Page 12 of 19 Pages

     The following describes the ownership of Common Stock by the Reporting Person and its respective affiliated parties:

     Tahoma:
     -------

     (a)    Amount beneficially owned: 2,052,631
     (b)    Percent of class: 11.2%
     (c)    Number of shares as to which such person has:
            (i)      Sole power to vote or direct the vote: 2,052,631
            (ii)     Shared power to vote or to direct the vote: 2,631,577/(1)/
            (iii)    Sole power to dispose or to direct the disposition of:
                     2,052,631
            (iv)     Shared power to dispose or to direct the disposition of:
                     2,631,577/(1)/

     (1) Represents shares of Common Stock held of record by Tahoma and 578,946 shares of Common Stock held of record by OBCC, Carver, McCammon and Singleton. McCaw and Chapin, together with Carver and McCammon, are the Managers of Orca Bay, the Manager of Tahoma. In addition, McCaw controls the sole shareholder of OBCC. Power to vote or to direct the vote and power to dispose or direct the disposition of such shares may be deemed to be shared among all such persons due to their affiliation with Orca Bay, the Manager of Tahoma. Each of such persons disclaims beneficial ownership of such shares except to the extent of such person's respective pecuniary interest.

     Orca Bay:
     ---------

     (a)    Amount beneficially owned: 2,631,577/(1)/
     (b)    Percent of class: 13.9%
     (c)    Number of Shares as to which such person has:
            (i)      Sole power to vote or direct the vote: 0
            (ii)     Shared power to vote or direct the vote: 2,631,577/(1)/
            (iii)    Sole power to dispose or to direct the disposition of: 0
            (iv)     Shared power to dispose or to direct the disposition of:
                     2,631,577/(1)/

     (1) Represents 2,052,631 shares of Common Stock held of record by Tahoma and 578,946 shares of Common Stock held of record by OBCC, Carver, McCammon and Singleton. McCaw and Chapin, together with Carver and McCammon, are the Managers of Orca Bay, the Manager of Tahoma. In addition, McCaw controls the sole shareholder of OBCC. Power to vote or to direct the vote and power to dispose or direct the disposition of such shares may be deemed to be shared among all such persons due to their affiliation with Orca Bay, the Manager of Tahoma. Each of such persons disclaims beneficial ownership of such shares except to the extent of such person's respective pecuniary interest.

     McCaw:
     ------

     (a)    Amount beneficially owned: 521,053/(1)/
     (b)    Percent of class: 3.1%
     (c)    Number of Shares as to which such person has:
            (i)       Sole power to vote or direct the vote: 521,053/(1)/
            (ii)      Shared power to vote or direct the vote: 2,631,577/(2)/
            (iii)     Sole power to dispose or to direct the disposition of:
                      521,053/(1)/
            (iv)      Shared power to dispose or to direct the disposition of:
                      2,631,577/(2)/

Schedule 13G                      Forms
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                                                       Page 13 of 19 Pages

     (1) These shares are held in the name of OBCC, the sole shareholder of which is The John E. McCaw, Jr. Living Trust, John E. McCaw, Jr. sole trustee.

     (2) Represents 2,052,631 shares of Common Stock held of record by Tahoma and 578,946 shares of Common Stock held of record by OBCC, Carver, McCammon and Singleton. McCaw and Chapin, together with Carver and McCammon, are the Managers of Orca Bay, the Manager of Tahoma. In addition, McCaw controls the sole shareholder of OBCC. Power to vote or to direct the vote and power to dispose or direct the disposition of such shares may be deemed to be shared among all such persons due to their affiliation with Orca Bay, the Manager of Tahoma. Each of such persons disclaims beneficial ownership of such shares except to the extent of such person's respective pecuniary interest.

     Chapin:
     -------

     (a)    Amount beneficially owned: 2,631,577
     (b)    Percent of class: 13.9%
     (c)    Number of Shares as to which such person has:
            (i)       Sole power to vote or direct the vote: 0
            (ii)      Shared power to vote or direct the vote: 2,631,577/(1)/
            (iii)     Sole power to dispose or to direct the disposition of: 0
            (iv)      Shared power to dispose or to direct the disposition of:
                      2,631,577/(1)/

     (1) Represents 2,052,631 shares of Common Stock held of record by Tahoma and 578,946 shares of Common Stock held of record by OBCC, Carver, McCammon and Singleton. McCaw and Chapin, together with Carver and McCammon, are the Managers of Orca Bay, the Manager of Tahoma. In addition, McCaw controls the sole shareholder of OBCC. Power to vote or to direct the vote and power to dispose or direct the disposition of such shares may be deemed to be shared among all such persons due to their affiliation with Orca Bay, the Manager of Tahoma. Each of such persons disclaims beneficial ownership of such shares except to the extent of such person's respective pecuniary interest.

     OBCC:
     -----

     (a)    Amount beneficially owned: 521,053
     (b)    Percent of class: 3.1%
     (c)    Number of shares as to which such person has:
            (i)       Sole power to vote or direct the vote: 521,053
            (ii)      Shared power to vote or to direct the vote: 2,631,577/(1)/
            (iii)     Sole power to dispose or to direct the disposition of:
                      521,053
            (iv)      Shared power to dispose or to direct the disposition of:
                      2,631,577/(1)/

     (1) Represents shares of Common Stock held of record by OBCC and 2,110,524 shares of Common Stock held of record by Tahoma, Carver, McCammon and Singleton. McCaw and Chapin, together with Carver and McCammon, are the Managers of Orca Bay, the Manager of Tahoma. In addition, McCaw controls the sole shareholder of OBCC. Power to vote or to direct the vote and power to dispose or direct the disposition of such shares may be deemed to be shared among all such persons due to their affiliation with Orca Bay, the Manager of Tahoma. Each of such persons disclaims beneficial ownership of such shares except to the extent of such person's respective pecuniary interest.

Schedule 13G                      Forms
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                                                       Page 14 of 19 Pages

     Carver:
     -------

     (a)    Amount beneficially owned: 26,315
     (b)    Percent of class: 0.2%
     (c)    Number of shares as to which such person has:
            (i)       Sole power to vote or direct the vote: 26,315
            (ii)      Shared power to vote or to direct the vote: 2,631,577/(1)/
            (iii)     Sole power to dispose or to direct the disposition of:
                      26,315
            (iv)      Shared power to dispose or to direct the disposition of:
                      2,631,577/(1)/

     (1) Represents shares of Common Stock held of record by Carver and 2,605,262 shares of Common Stock held of record by OBCC, Tahoma, McCammon and Singleton. McCaw and Chapin, together with Carver and McCammon, are the Managers of Orca Bay, the Manager of Tahoma. In addition, McCaw controls the sole shareholder of OBCC. Power to vote or to direct the vote and power to dispose or direct the disposition of such shares may be deemed to be shared among all such persons due to their affiliation with Orca Bay, the Manager of Tahoma. Each of such persons disclaims beneficial ownership of such shares except to the extent of such person's respective pecuniary interest.

     McCammon:
     ---------

     (a)    Amount beneficially owned: 26,315
     (b)    Percent of class: 0.2
     (c)    Number of shares as to which such person has:
            (i)       Sole power to vote or direct the vote: 26,315
            (ii)      Shared power to vote or to direct the vote: 2,631,577/(1)/
            (iii)     Sole power to dispose or to direct the disposition of:
                      26,315
            (iv)      Shared power to dispose or to direct the disposition of:
                      2,631,577/(1)/

     (1) Represents shares of Common Stock held of record by McCammon and 2,605,262 shares of Common Stock held of record by OBCC, Tahoma, Carver and Singleton. McCaw and Chapin, together with Carver and McCammon, are the Managers of Orca Bay, the Manager of Tahoma. In addition, McCaw controls the sole shareholder of OBCC. Power to vote or to direct the vote and power to dispose or direct the disposition of such shares may be deemed to be shared among all such persons due to their affiliation with Orca Bay, the Manager of Tahoma. Each of such persons disclaims beneficial ownership of such shares except to the extent of such person's respective pecuniary interest.


     Singleton:
     ----------

     (a)    Amount beneficially owned: 5,263
     (b)    Percent of class: 0.0%
     (c)    Number of shares as to which such person has:
            (i)       Sole power to vote or direct the vote: 5,263
            (ii)      Shared power to vote or to direct the vote: 2,631,577/(1)/
            (iii)     Sole power to dispose or to direct the disposition of:
                      5,263
            (iv)      Shared power to dispose or to direct the disposition of:
                      2,631,577/(1)/

     (1) Represents shares of Common Stock held of record by Singleton and 2,626,314 shares of Common Stock held of record by OBCC, Tahoma, McCammon and Carver. McCaw and Chapin, together with Carver and McCammon, are the Managers of Orca Bay, the Manager of Tahoma. In addition, McCaw controls the sole shareholder of OBCC. Power to vote or to direct the vote and power to dispose or direct the disposition of such shares may be deemed to be

Schedule 13G                      Forms
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                                                       Page 15 of 19 Pages


     shared among all such persons due to their affiliation with Orca Bay, the Manager of Tahoma. Each of such persons disclaims beneficial ownership of such shares except to the extent of such person's respective pecuniary interest.

Item 5.     Ownership of Five Percent or Less of a Class.

            N/A

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            N/A

Item 8.     Identification and Classification of Members of the Group.

            N/A

Item 9.     Notice of Dissolution of Group.

            N/A

Item 10.    Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or

Schedule 13G                      Forms
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                                                       Page 16 of 19 Pages

     influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              Date:  February 23, 2000

                              THE TAHOMA FUND, L.L.C.
                              ORCA BAY CAPITAL CORPORATION
                              TIM CARVER
                              ALEXA CARVER
                              AARON SINGLETON
                              JOHN E. McCAW, JR.
                              ROSS CHAPIN
                              ORCA BAY PARTNERS, L.L.C.

                              By: /s/ Stanley McCammon
                                 -----------------------------------------
                                 Stanley McCammon, Individually and
                                 as Attorney-in-Fact for each of the above

Schedule 13G                      Forms
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                                                       Page 17 of 19 Pages


                                 EXHIBIT INDEX
                                 -------------



                             Joint Filing Agreement

                                      and

                               Power of Attorney

                                   Page _____